EXHIBIT 99.1

Endeavour Silver Announces 2026 Annual General Meeting Voting Results

VANCOUVER, British Columbia, June 02, 2026 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce that shareholders voted in favour of all items of business at the Company’s 2026 Annual General Meeting (“AGM”) held on June 2, 2026 in Vancouver. A total of 161,451,593 votes were cast or represented by proxy at the AGM, representing 54.53% of the outstanding common shares as of the record date. The following is a tabulation of the votes submitted by proxy:

DIRECTORS	NUMBER OF SHARES		PERCENTAGE OF VOTES CAST
	FOR	WITHHELD/ ABSTAIN	FOR	WITHHELD
Rex J. McLennan	101,722,332	21,821,288	82.34%	17.66%
Margaret M. Beck	120,939,225	2,604,394	97.89%	2.11%
Daniel Dickson	122,723,008	820,612	99.34%	0.66%
Amy Jacobsen	122,338,523	1,205,097	99.02%	0.98%
Angela Johnson	121,358,501	2,185,118	98.23%	1.77%
George N. Paspalas	122,988,747	554,873	99.55%	0.45%
Kenneth Pickering	92,530,436	31,013,183	74.90%	25.10%
Mario D. Szotlender	102,335,630	21,207,989	82.83%	17.17%

All director nominees were re-elected.

Shareholders voted 99.25% in favour of setting the number of directors at eight. In addition, shareholders also voted 78.64% in favour of re-appointing KPMG LLP as auditor of the Company and authorized the Board to fix the auditor's remuneration for the ensuing year.

About Endeavour Silver

Endeavour is a mid-tier silver producer with three operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Contact Information

Allison Pettit
Vice President, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com